02036945

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

R.E.
5-17-02

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002 (May 17, 2002)

THE NEWS CORPORATION LIMITED
(Name of Registrant)

2 Holt Street, Sydney, New South Wales, 2010, Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Total No. of Pages: 41
Index Exhibit Page: 4

Annexed hereto are copies of announcements by The News Corporation Limited ("News Corporation") of its Third Quarter financial results for the quarter ended March 31, 2002 in US and Australian dollars.

Also annexed hereto is a copy of an announcement by Fox Entertainment Group, Inc. ("FEG"), an indirect, approximately 85% owned subsidiary of News Corporation, relating to FEG's Third Quarter financial results for the quarter ended March 31, 2002.

Such announcement was filed with the Australian Stock Exchange and released in New York on May 14, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE NEWS CORPORATION LIMITED

Date: May 17, 2002

By: ______________________

Arthur M. Siskind

Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE NEWS CORPORATION LIMITED

Date: May 17, 2002

By: /s/ Arthur M. Siskind
Arthur M. Siskind
Director

EXHIBIT A

News Corporation

EARNINGS RELEASE FOR THE QUARTER ENDED 31 MARCH, 2002
IN AUSTRALIAN DOLLARS

NEWS CORPORATION REPORTS THIRD QUARTER OPERATING INCOME GROWTH OF 58%

REVENUES INCREASE 22%

QUARTER HIGHLIGHTS

- Filmed Entertainment reports record operating income growth on strength of home entertainment sales.
- Explosive subscriber and ratings growth at Fox News and FX plus higher affiliate rates at Fox Sports Net drive a three-fold increase in operating income at the Cable Network Programming segment.
- Television segment operating income up 19% despite losses from lower ratings at the FOX broadcast network. Television stations expand market share by 6% over a year ago; STAR reports full quarter of positive earnings contribution on revenue growth of more than 16%.
- Print businesses report higher earnings contributions in aggregate on renewed strength of the Magazines and Inserts segment and continued growth from Book Publishing.
- Associated entities losses decline 72% with improvement at overseas DTH platforms and absence of losses at Fox Family.
- BSkyB's revenue and EBITDA grow 21% and 23%, respectively, as a result of an 11% increase in BSkyB's DTH subscriber base, which is now approximately 5.9 million.

Sydney, 14 May, 2002 – The News Corporation Limited (ASX: NCP, NCPDP) today reported fiscal third quarter consolidated revenues of A$7.44 billion, a A$1.32 billion increase over the A$6.12 billion in prior year and operating income of A$1.06 billion, a A$391 million increase over the A$671 million reported a year ago.

Consolidated Operating Income	**3 Months Ended 31 March,**		**9 Months Ended 31 March,**	
	2002	**2001**	**2002**	**2001**
	A$ Millions		**A$ Millions**	
Filmed Entertainment	$ 310	$ 84	$ 772	$ 489
Television	222	186	543	654
Cable Network Programming	141	47	321	196
Magazines & Inserts	140	124	332	313
Newspapers	244	250	608	669
Book Publishing	42	24	203	186
Other	(37)	(44)	(54)	(121)
Consolidated Operating Income	$ 1,062	$ 671	$ 2,725	$ 2,386

The News Corporation Limited
Incorporated in South Australia

A.C.N. 007-910-330
2 Holt Street Sydney; Correspondence: G.P.O. Box 4245 Sydney, Australia; Telephone: (02) 9288-3000

The Company achieved pro-forma[(1)] revenue and operating income growth of 23% and 61%, respectively, over the corresponding quarter a year ago. These outstanding results were driven by double-digit increases across most of the operating segments with particular strength in the Filmed Entertainment and Cable Network Programming segments.

Included in this period's results is the consolidation of the television stations acquired as a result of the Chris-Craft transaction which was completed 31 July, 2001. On a pro forma basis the Television segment would have reported operating income of A$202 million for the three months and A$766 million for the nine months ended 31 March, 2001 if the Chris Craft results were included for the comparative periods a year ago. In addition, as of the beginning of the fiscal year, certain other television businesses primarily related to the sale and production of syndicated television series, which were previously included in the Television segment, are now included as part of Filmed Entertainment. The prior year's reported results have been reclassified accordingly.

CHAIRMAN'S COMMENTS

Commenting on the results, Chairman and Chief Executive Rupert Murdoch said:

> "We are extremely pleased with the robust growth achieved this quarter across all our key operating segments in the U.S. as well as our continued strength internationally. Our film sector nearly quadrupled the prior year's operating income, building on its positive momentum with exceptional DVD and video sales as well as the record-breaking release of *Ice Age*. Our cable businesses continued to thrive in their leadership positions with substantial revenue, profit and subscriber increases – capped by the full-quarter ratings supremacy of Fox News Channel. And as our Fox Television Stations grew both their market share and pro forma revenues, our international television platforms bolstered their considerable success. BSkyB's DTH subscriber base grew to nearly 5.9 million as revenues and EBITDA both rose significantly. STAR posted a full quarter of profitability on the strength of increased revenues and unrivaled success in its key markets. Meanwhile, our newspapers maintained their circulation revenues despite difficult advertising conditions worldwide.
>
> "The substantial non-cash write-down of our Gemstar investment does nothing to alter our firm belief in the strategic value of this powerful asset. Moreover, our balance sheet is stronger than ever, providing us with greater financial flexibility during an uncertain time. This fiscal health, combined with the ongoing effectiveness of our operational cost-cutting and the mounting success of our core businesses, puts the Company in an excellent position to build on our growing strengths."

Associated Entities reported an equity loss of A$24 million in the third quarter compared to a loss of A$87 million a year ago. This improvement in equity losses is primarily due to revenue growth and favorable foreign currency fluctuations at Innova and the absence of losses from Fox Family Worldwide and BSkyB.

After-tax profit before abnormal items increased to A$456 million (A$0.088 per share) for the quarter versus the year-ago result of A$244 million ($0.056 per share), primarily due to an increase in consolidated operating income and improvements at the Associated

Entities. The weighted average number of shares used to calculate earnings per share for the quarter was approximately 5,058 million as compared to 4,192 million of a year ago. The increase primarily reflects the issuance of approximately 600 million shares in conjunction with the Company's additional Gemstar-TV Guide investment and the issuance of approximately 275 million shares related to the Chris-Craft transaction. In addition, the Company issued approximately 121 million shares during the quarter to satisfy an outstanding obligation to WorldCom.

The Company reported a net abnormal loss in the quarter of approximately A$8.2 billion. This loss primarily reflects a write-down of the Company's carrying value for its Gemstar investment to the market value at quarter end.

The following commentary is discussed principally in U.S. dollars.

FILMED ENTERTAINMENT

The Filmed Entertainment segment reported third quarter operating income of US$161 million, compared to US$43 million in the same period a year ago. The strong worldwide performance of *Moulin Rouge* and library titles on video and DVD as well as domestic video sales of *Kiss of the Dragon* primarily drove the substantial increase over prior year. Also during the quarter, the Company released the blockbuster *Ice Age*, which had the highest grossing opening weekend in history for a March film release and has amassed US$300 million in worldwide box-office to date. While the film was profitable in the quarter, the majority of its earnings will be captured in subsequent periods as marketing costs associated with its March 15th release largely offset its revenues during the quarter. Prior year's results included losses associated with the write-down of *Monkeybone* partially offset by the worldwide theatrical performance of *Cast Away*, the international video release of *X-Men* and strong worldwide library sales.

Twentieth Century Fox Television (TCFTV) grew its third quarter earnings versus a year ago with higher contributions from various syndicated series, most notably *Buffy the Vampire Slayer, King of the Hill* and *The Practice*. These gains were partially offset by increased production costs associated with a greater number of current series as well as an increase in the number of pilots in development for next year. During this broadcast season, the Company solidified its position as the leading supplier of primetime shows to the networks with the addition of hits *Bernie Mac*, FOX's top-rated new show among adults 18-49, and *Reba*, the WB's highest-rated comedy of the season.

TELEVISION

The Television segment reported operating income of US$114 million versus pro forma operating income of US$111 million in the same period a year ago. 30% pro forma growth at the television station group and positive contributions from STAR were largely offset by lower results at the Fox Broadcasting Company (FBC).

Operating income at Fox Television Stations (FTS) grew US$36 million versus the pro forma results from a year ago. FTS benefited from FBC's broadcast of Super Bowl XXXVI as well as from the strong performance of local news and syndicated product, particularly *Seinfeld* and *King of the Hill*. Additionally, the Company's decision to replace the Fox Kids programming block with stronger first run product facilitated year on year growth. As a result of these improvements, FTS was able to expand the market share of its Fox affiliated stations to 19.9%, the fifth quarter in a row market share has grown compared to prior year.

At the Fox Broadcasting Company, lower primetime ratings in addition to higher programming costs on returning series decreased operating results compared with prior year. Despite the ratings weakness, FBC maintained its position as the #2 network among adults 18-49 for both the February sweeps period and the broadcast season to date.

STAR, bolstered by a 16% increase in revenues versus prior year, generated positive operating results during the quarter compared to an operating loss a year ago. The revenue gains were primarily the result of continued advertising and subscription revenue growth, particularly at STAR Plus in India. STAR Plus has maintained its leadership position as the number one cable channel in the region and continues to broadcast, on average, 15 of the top 20 Hindi programs. Partially offsetting STAR's revenue gains were increased channel costs as STAR continues to expand its local language channel offerings.

CABLE NETWORK PROGRAMMING

Cable Network Programming, comprising the Fox News Channel, Fox Sports Networks (including the Regional Sports Networks (RSNs), the FX Channel and Speed Channel), the Los Angeles Dodgers and other cable-related businesses, reported third quarter operating income of US$73 million, more than triple last year's results. This success reflected higher contributions across all of the Company's cable television channels.

The Fox News Channel (FNC) reported operating income growth of US$18 million in the third quarter primarily due to significant increases in both affiliate and advertising revenues. Affiliate revenues were driven by the addition of 15 million subscribers in the past year, while ad sales, which increased by 78%, were bolstered by both ratings and viewership growth. For the first time, FNC was the most watched cable news network for an entire quarter, despite being in nearly seven million fewer homes than CNN. In the third quarter, FNC's viewership grew 113% on a 24-hour basis and 81% in primetime compared to the same quarter a year ago.

Fox Sports Networks reported operating profit improvement of 66% during the quarter, primarily from double-digit revenue growth at the RSNs, the result of higher affiliate pricing and additional DTH subscribers, as well as the inclusion of earnings from Speed Channel. FX also contributed to Fox Sports Networks' operating growth during the quarter with increases in both advertising and affiliate revenues as a result of higher ratings and the addition of 16 million subscribers over the past year. These revenue gains at FX were partially offset by increased programming costs for syndicated and original programming as well as higher marketing expenses related to the hit original series *The Shield*, whose March premiere was the highest rated debut of any scripted cable series in history.

MAGAZINES AND INSERTS

The Magazines and Inserts segment reported operating income of US$72 million during the third quarter, up more than 7% from a year ago. Higher contributions from the In-Store division reflect both increased revenues and lower operating costs. Operating profit at Free Standing Inserts was similar to a year ago with cost reductions offsetting revenue declines.

NEWSPAPERS

The Newspaper segment reported operating income of US$126 million, 6% below a year ago. Cost savings initiatives and circulation revenue growth in the Company's major newspaper markets were more than offset by the continued weakness of the advertising environment.

The UK newspaper group reported operating income in line with the third quarter a year ago in local currency terms. Higher circulation revenues across all titles and a reduction in production costs, primarily from newsprint savings, were more than offset by a 16% decline in advertising revenue. The advertising weakness was principally the result of lower volumes and yields across all major advertising categories.

The Australian newspaper group posted a 7% decline in operating profit for the quarter in local currency terms as circulation revenue gains of 3% were more than offset by a 4% decline in advertising revenues. The soft employment market together with a decline in advertising from national advertisers more than offset stronger retail and real estate advertising.

BOOK PUBLISHING

HarperCollins reported operating income of US$22 million, 83% above last year's third quarter. The increases were driven by a string of best sellers around the world, as well as lower than usual holiday returns. During the quarter, HarperCollins had 36 books on The New York Times bestseller list including eight titles in Lemony Snicket's phenomenally successful Series of Unfortunate Events. HarperCollins UK had 23 titles on the Sunday Times bestseller list, highlighted by all three titles in the Lord of the Rings trilogy by J.R.R. Tolkien and the blockbuster biography of Billy Connolly.

---

(1) *Fiscal 2001 pro forma results include the consolidation of television stations acquired as a result of the Chris Craft transaction as if they were owned effective 31 July, 2000.*

ASSOCIATED ENTITIES

Associated Entities reported an equity loss of A$24 million in the third quarter compared to a loss of A$87 million a year ago. This improvement in equity losses is primarily due to revenue growth and favorable foreign currency fluctuations at Innova and the absence of losses from Fox Family Worldwide and BSkyB.

The Company's share of Associated Entities earnings (losses) is as follows:

	% Owned		3 Months Ended 31 March, 2002	3 Months Ended 31 March, 2001 [a]	9 Months Ended 31 March, 2002	9 Months Ended 31 March, 2001 [a]
			US $ Millions		US $ Millions	
Platforms:						
BSkyB	36.3%	[b]	$ - [c]	$ (12)	$ (27)	$ (42)
FOXTEL – Australia	25.0%		(2)	(1)	(6)	(5)
Sky Latin America:						
NetSat – Brazil	36.0%		(8)	(8)	(21)	(41)
Innova – Mexico	30.0%		(1)	(11)	(20)	(32)
Other	Various		(9)	(9)	(31)	(26)
Channels:						
Fox Sports Domestic Cable Networks	Various		(5)	(8)	(1)	21
STAR Associates:						
ESPN STAR Sports	50.0%		-	(3)	(4)	(11)
Other STAR	Various	[d]	(3)	-	(5)	5
Other Associates	Various	[e]	16	5	47	42
Total Associated Entities' Earnings (Losses)			$ (12)	$ (47)	$ (68)	$ (89)
In Australian Dollars			A$ (24)	A$ (87)	A$ (133)	A$ (162)

Further details on the Associated Entities follow.

---

[a] *The fiscal 2001 presentation has been reclassified to conform to the fiscal 2002 presentation, which now reflects associate financial results after tax.*

[b] *For the nine months ended 31 March, 2001, News' share of BSkyB was 37.1%.*

[c] *The Company's investment basis in BSkyB has been negative since 31 December, 2001. Accordingly, the Company's share of BSkyB's profits will not be recognized until the investment basis is once again positive. The Company's reportable share of BSkyB's results for the three months ended 31 March, 2002 would have been US$7 million.*

[d] *Primarily comprised of Phoenix Satellite Television, Taiwan Cable Group, and Hathway Cable.*

[e] *Primarily comprised of Gemstar-TV Guide International, Independent Newspapers Limited, Queensland Press, National Geographic, Fox Family Worldwide (until it was sold in October 2001), and Fox Sports International (until the remaining interest was purchased and consolidated in December 2001).*

11

BSkyB (in STG) – United Kingdom	3 Months Ended 31 March, 2002	3 Months Ended 31 March, 2001 [(a)*]	9 Months Ended 31 March, 2002	9 Months Ended 31 March, 2001 [(a)*]
	Millions (except subs.)		Millions (except subs.)	
Revenues	£ 707	£ 585	£ 2,028	£ 1,671
EBITDA before exceptional items	79	64	190	140
Net loss before exceptional items	£ (29)	£ (90)	£ (254)	£ (258)
AGAAP Adjustments (in US$)[(1)]	$ 23	$ 37	$ 113	$ 99
News' 36/37% share (in US$)	$ 7	$ (12)	$ (20)	$ (42)
Investment Basis Adjustment [(c)]	(7)	-	(7)	-
News' reportable share (in US$)	$ -	$ (12)	$ (27)	$ (42)
Net Debt			£ 1,693	£ 1,561
Ending Subscribers**			10,098,000	9,891,000
DTH Subscribers			5,887,000	5,303,000

* Does not reflect BSkyB's FRS 19 restatement in 2001
** Ending subscribers as of 31 March, 2002 exclude ITV Digital subscribers

BSkyB's revenue for the quarter increased 21% principally driven by an 11% increase in the number of DTH subscribers and an 11% increase in core ARPU and higher interactive revenues. EBITDA increased 23% reflecting higher revenues partially offset by increased programming costs resulting from the Premier League contract and subscriber growth, as well as operating expenses associated with interactive services. The exclusion of KirchPayTV losses contributed to the reduction in net loss before exceptional items.

FOXTEL (in A$) – Australia	3 Months Ended 31 March, 2002	3 Months Ended 31 March, 2001 [(a)]	9 Months Ended 31 March, 2002	9 Months Ended 31 March, 2001 [(a)]
	Millions (except subs.)		Millions (except subs.)	
Revenues	A$ 136	A$ 118	A$ 387	A$ 337
EBITDA	(10)	(6)	(31)	(34)
Net loss	A$ (16)	A$ (9)	A$ (46)	A$ (37)
News' 25% Reportable Share (in US$)	$ (2)	$ (1)	$ (6)	$ (5)
Ending Subscribers			793,000	724,000

FOXTEL's revenues for the quarter increased 15% principally due to a 10% increase in subscribers compared to a year ago. EBITDA losses for the quarter increased $4 million due to an increase in programming costs primarily resulting from the weak Australian Dollar and the costs associated with the launch of the FOX Footy Channel, partially offset by the increased revenues and a decrease in subscriber acquisition costs. FOXTEL now has 793,000 subscribers, 38% of whom are satellite subscribers.

Net Sat (in US$) – Brazil	3 Months Ended 31 March, 2002	3 Months Ended 31 March, 2001 [(a)]	9 Months Ended 31 March, 2002	9 Months Ended 31 March, 2001 [(a)]
	Millions (except subs.)		Millions (except subs.)	
Revenues (in local currency)	*R$ 143*	*R$ 119*	*R$ 431*	*R$ 342*
Revenues	$ 60	$ 59	$ 173	$ 178
EBITDA	(4)	(5)	(6)	(52)
Net income/(loss)	(24)	(23)	(59)	(114)
News' 36% Reportable Share (in US$)	$ (8)	$ (8)	$ (21)	$ (41)
Net Debt (excluding capitalized leases)			$ 211	$ 219
Ending Subscribers			710,000	671,000

Net Sat's revenues, which grew 20% in local currency terms as its subscriber base increased 6% over the prior year, were flat on a reported basis as the Real weakened versus the US dollar. EBITDA was also even with a year ago as higher costs associated with the expansion of the subscriber base were offset by a reduction in subsidy costs and lower marketing spending.

Innova in (US$) – Mexico	3 Months Ended 31 March, 2002	3 Months Ended 31 March, 2001 [(a)]	9 Months Ended 31 March, 2002	9 Months Ended 31 March, 2001 [(a)]
	Millions (except subs.)		Millions (except subs.)	
Revenues (in local currency)	Ps 845	Ps 677	Ps 2,467	Ps 1,879
Revenues	$ 93	$ 71	$ 269	$ 197
EBITDA	22	(8)	47	(23)
Net income (loss)	$ (5)	$ (37)	$ (68)	$ (107)
News' 30% Reportable Share (in US$)	$ (1)	$ (11)	$ (20)	$ (32)
Net Debt (excluding capitalized leases)			$ 369	$ 351
Ending Subscribers			701,000	645,000

Innova's EBITDA reflects a 25% increase in local currency revenues primarily due to subscriber growth of 9% over the prior-year. Additionally, the strengthening of the Mexican Peso on US dollar denominated liabilities favorably impacted Innova's net results for the quarter.

Fox Sports Domestic Cable Networks* (in US$):

	3 Months Ended 31 March,		9 Months Ended 31 March,	
	2002	2001 [(a)]	2002	2001 [(a)]
	Millions (except subs.)		Millions (except subs.)	
Net income (loss)	$ (11)	$ (23)	$ (35)	$ (21)
AGAAP Adjustments [(1)]	6	15	34	42
News' Reportable Share*	$ (5)	$ (8)	$ (1)	$ 21
Ending subscribers			41,631,000	93,515,000

At the domestic associates, improved operating results for the quarter reflect the absence of equity losses as a result of the sale of interests in Home Team Sports and Outdoor Life as well as the consolidation of Speed Channel in the current year.

**Various TNCL associated interests ranging from 20 percent to 50 percent, primarily comprising Regional Programming Partners (including Madison Square Garden), Sunshine Network (until January 2002), Home Team Sports (until February 2001), Fox Sports Bay Area, Fox Sports Chicago, National Sports Partnership and National Advertising Partnership, as well as Speed Channel and Outdoor Life Network (until July 2001).*

ESPN STAR Sports (in US$) – Asia	3 Months Ended 31 March,		9 Months Ended 31 March,	
	2002	2001 [(a)]	2002	2001 [(a)]
	Millions (except subs.)		Millions (except subs.)	
Revenues	$ 30	$ 20	$ 92	$ 67
EBITDA	3	(3)	-	(15)
Net Loss	$ 1	$ (5)	$ (7)	$ (21)
News' 50% Reportable Share (in US$)	$ -	$ (3)	$ (4)	$ (11)
Viewership			136,996,000	113,887,000

Operating results for the quarter reflect increased subscription revenues principally due to subscriber growth in India and revenues from the English Premier League events. EBITDA improved $6 million as a result of the increase in revenues, partially offset by higher programming and production costs associated with the acquisition of exclusive soccer rights to the English Premier League. Overall viewership at ESPN STAR Sports increased 20% to approximately 137 million.

Other

In addition, the Company has investments in several start-up Associated Entities. News' reportable share of the capitalized start-up losses from these ventures, primarily in Italy, was approximately US$37 million for the quarter. Costs incurred in the development of major new activities are capitalized until the operations commence on a commercial basis.

Foreign Exchange Rates

Average foreign exchange rates used in the year-to-date profit results are as follows:

	9 Months Ended 31 March,	
	2002	**2001**
Australian Dollar/U.S Dollar	0.51	0.55
U.K. Pounds Sterling/U.S. Dollar	1.44	1.47

[1] *Principally reflects adjustments for reporting under Australian Generally Accepted Accounting Principles ("AGAAP") relating to capitalized losses from start-up businesses and identifiable intangible amortization.*

To receive a copy of this press release through the Internet, access News Corp's corporate Web site located at http://www.newscorp.com

Audio from News Corp's meeting with analysts on the third-quarter results can be heard live on the Internet at 10:30 p.m. Eastern Standard Time (Australia) today. To listen to the call, visit http://www.newscorp.com

Cautionary Statement Concerning Forward-Looking Statements

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The "forward-looking statements" included in this document are made only as of the date of this document and we do not have any obligation to publicly update any "forward-looking statements" to reflect subsequent events or circumstances, except as required by law.

CONTACTS:
Reed Nolte, Investor Relations
212-852-7092

Andrew Butcher, Press Inquiries
212-852-7070

PROFIT & LOSS STATEMENT

	Note	3 Months Ended 31 March, 2002	3 Months Ended 31 March, 2001	9 Months Ended 31 March, 2002	9 Months Ended 31 March, 2001
		A$ Millions (except per share data)		A$ Millions (except per share data)	
Operating revenue	1	$ 7,437	$ 6,120	$22,075	$18,897
Operating income	1	1,062	671	2,725	2,386
Other expense					
Associated entities		(24)	(87)	(133)	(162)
Interest expense (net)		(242)	(238)	(767)	(700)
Dividends on exchangeable preferred securities		(24)	(22)	(71)	(65)
Operating profit before income tax expense and abnormal items		772	324	1,754	1,459
Income tax expense		241	57	526	335
Operating profit after income tax before abnormal items		531	267	1,228	1,124
Outside equity interests in operating profit before abnormal items		75	23	215	129
Operating profit after outside equity interests, before abnormal items		456	244	1,013	995
Abnormal items (net)		(8,203)	(34)	(9,798)	(1,260)
Operating profit (loss) after income tax and abnormal items		$ (7,747)	$ 210	$ (8,785)	$ (265)
Earnings per share					
Operating profit after outside equity interests, before abnormal items		$ 0.088	$ 0.056	$ 0.198	$ 0.236
Abnormal items (net)		(1.622)	(0.007)	(1.988)	(0.311)
Operating profit (loss) after income tax and abnormal items		$ (1.534)	$ 0.049	$ (1.790)	$ (0.075)

BALANCE SHEET

	31 March, 2002	30 June, 2001
	A$ Millions	
ASSETS		
Current Assets		
Cash	$ 5,884	$ 5,615
Receivables	6,868	6,683
Inventories	2,633	3,259
Other	655	616
Total Current Assets	16,040	16,173
Non-Current Assets		
Receivables	974	762
Investments	12,354	23,151
Inventories	4,906	5,219
Property, plant and equipment	6,898	7,110
Publishing rights, titles and television licenses	37,322	31,051
Goodwill	448	519
Other	734	976
Total Non-Current Assets	63,636	68,788
Total Assets	$ 79,676	$ 84,961
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Borrowings	$ 133	$ 63
Creditors	9,336	8,777
Provisions	1,316	936
Total Current Liabilities	10,785	9,776
Non-Current Liabilities		
Borrowings	16,242	18,742
Creditors	4,748	4,465
Provisions	1,708	716
Total Non-Current Liabilities	22,698	23,923
Exchangeable preferred securities	1,804	3,667
Total liabilities including exchangeable preferred securities	35,287	37,366
Shareholders' Equity		
Share capital	28,187	20,735
Reserves	7,844	10,899
Retained profits	3,237	10,906
Shareholders' equity attributable to members of the parent entity	39,268	42,540
Outside equity interests in controlled entities	5,121	5,055
Total Shareholders' Equity	44,389	47,595
Total Liabilities and Shareholders' Equity	$ 79,676	$ 84,961

CASH FLOW STATEMENT

	9 Months Ended 31 March, 2002	9 Months Ended 31 March, 2001
Operating Activity	A$ Millions	
Operating loss after income tax and abnormals	$ (8,785)	$ (265)
Adjustment for non-cash and non-operating activities:		
Equity earnings, net	190	172
Depreciation and amortisation	565	499
Provisions and other	250	121
Abnormal items (net)	9,798	1,260
Change in assets and liabilities:		
Receivables	(570)	(860)
Inventories	(19)	(994)
Payables	653	802
Cash provided by operating activity	2,082	735
Investing and other activity		
Property, plant and equipment	(407)	(863)
Investments	(3,301)	(2,028)
Proceeds from sale of non-current assets	4,462	1,266
Cash provided by (used in) investing activity	754	(1,625)
Financing activity		
Repayment of debt, net	(2,314)	1,501
Issuance of shares and preferred securities	123	47
Repurchase of preferred shares, net	-	(91)
Dividends paid	(182)	(121)
Leasing and other finance costs	(2)	(1)
Cash (used in) provided by financing activity	(2,375)	1,335
Net increase in cash	461	445
Opening cash balance	5,615	4,638
Exchange movement on opening balance	(192)	766
Closing cash balance	$ 5,884	$ 5,849

Note 1 – SEGMENT DATA

	3 Months Ended 31 March, 2002	3 Months Ended 31 March, 2001	9 Months Ended 31 March, 2002	9 Months Ended 31 March, 2001
	A$ Millions		A$ Millions	
BY GEOGRAPHIC AREAS				
Revenues				
United States	$ 5,730	$ 4,488	$16,925	$14,062
United Kingdom	1,128	1,088	3,357	3,136
Australasia	579	544	1,793	1,699
	$ 7,437	$ 6,120	$22,075	$18,897
Operating Income				
United States	$ 748	$ 407	$ 1,965	$ 1,656
United Kingdom	247	217	608	593
Australasia	67	47	152	137
	$ 1,062	$ 671	$ 2,725	$ 2,386
BY INDUSTRY SEGMENT				
Revenues				
Filmed Entertainment	$ 2,045	$ 1,639	$ 6,046	$ 4,938
Television	2,076	1,537	6,221	5,082
Cable Network Programming	901	633	2,535	1,857
Magazines and Inserts	464	464	1,232	1,261
Newspapers	1,172	1,193	3,471	3,460
Book Publishing	467	395	1,639	1,484
Other	312	259	931	815
	$ 7,437	$ 6,120	$22,075	$18,897
Operating Income				
Filmed Entertainment	$ 310	$ 84	$ 772	$ 489
Television	222	186	543	654
Cable Network Programming	141	47	321	196
Magazines and Inserts	140	124	332	313
Newspapers	244	250	608	669
Book Publishing	42	24	203	186
Other	(37)	(44)	(54)	(121)
	$ 1,062	$ 671	$ 2,725	$ 2,386

EXHIBIT B

NEWS CORPORATION REPORTS THIRD QUARTER OPERATING INCOME GROWTH OF 54%

REVENUES INCREASE 18%

QUARTER HIGHLIGHTS

- Filmed Entertainment reports record operating income growth on strength of home entertainment sales.
- Explosive subscriber and ratings growth at Fox News and FX plus higher affiliate rates at Fox Sports Net drive a three-fold increase in operating income at the Cable Network Programming segment.
- Television segment operating income up 15% despite losses from lower ratings at the FOX broadcast network. Television stations expand market share by 6% over a year ago; STAR reports full quarter of positive earnings contribution on revenue growth of more than 16%.
- Print businesses report higher earnings contributions in aggregate on renewed strength of the Magazines and Inserts segment and continued growth from Book Publishing.
- Associated entities losses decline 74% with improvement at overseas DTH platforms and absence of losses at Fox Family.
- BSkyB's revenue and EBITDA grow 21% and 23%, respectively, as a result of an 11% increase in BSkyB's DTH subscriber base, which is now approximately 5.9 million.

NEW YORK, N.Y., May 14, 2002 – The News Corporation Limited (NYSE: NWS, NWS.A) today reported fiscal third quarter consolidated revenues of $3.85 billion, a $575 million increase over the $3.27 billion in prior year and operating income of $549 million, a $193 million increase over the $356 million reported a year ago.

Consolidated Operating Income	**3 Months Ended March 31,**		**9 Months Ended March 31,**	
	2002	**2001**	**2002**	**2001**
	US $ Millions		**US $ Millions**	
Filmed Entertainment	$ 161	$ 43	$ 398	$ 268
Television	114	99	279	358
Cable Network Programming	73	24	165	107
Magazines & Inserts	72	67	171	172
Newspapers	126	134	313	367
Book Publishing	22	12	105	102
Other	(19)	(23)	(28)	(66)
Consolidated Operating Income	$ 549	$ 356	$ 1,403	$ 1,308

The News Corporation Limited
Incorporated in South Australia

A.C.N. 007-910-330
2 Holt Street Sydney; Correspondence: G.P.O. Box 4245 Sydney, Australia; Telephone: (02) 9288-3000

The Company achieved pro-forma[1] revenue and operating income growth of 14% and 49%, respectively, over the corresponding quarter a year ago. These outstanding results were driven by double-digit increases across most of the operating segments with particular strength in the Filmed Entertainment and Cable Network Programming segments.

Included in this period's results is the consolidation of the television stations acquired as a result of the Chris-Craft transaction which was completed July 31, 2001. On a pro forma basis the Television segment would have reported operating income of $111 million for the three months and $422 million for the nine months ended March 31, 2001 if the Chris Craft results were included for the comparative periods a year ago. In addition, as of the beginning of the fiscal year, certain other television businesses primarily related to the sale and production of syndicated television series, which were previously included in the Television segment, are now included as part of Filmed Entertainment. The prior year's reported results have been reclassified accordingly.

CHAIRMAN'S COMMENTS

Commenting on the results, Chairman and Chief Executive Rupert Murdoch said:

> "We are extremely pleased with the robust growth achieved this quarter across all our key operating segments in the U.S. as well as our continued strength internationally. Our film sector nearly quadrupled the prior year's operating income, building on its positive momentum with exceptional DVD and video sales as well as the record-breaking release of *Ice Age*. Our cable businesses continued to thrive in their leadership positions with substantial revenue, profit and subscriber increases – capped by the full-quarter ratings supremacy of Fox News Channel. And as our Fox Television Stations grew both their market share and pro forma revenues, our international television platforms bolstered their considerable success. BSkyB's DTH subscriber base grew to nearly 5.9 million as revenues and EBITDA both rose significantly. STAR posted a full quarter of profitability on the strength of increased revenues and unrivaled success in its key markets. Meanwhile, our newspapers maintained their circulation revenues despite difficult advertising conditions worldwide.
>
> "The substantial non-cash write-down of our Gemstar investment does nothing to alter our firm belief in the strategic value of this powerful asset. Moreover, our balance sheet is stronger than ever, providing us with greater financial flexibility during an uncertain time. This fiscal health, combined with the ongoing effectiveness of our operational cost-cutting and the mounting success of our core businesses, puts the Company in an excellent position to build on our growing strengths."

Associated Entities reported an equity loss of $12 million in the third quarter compared to a loss of $47 million a year ago. This improvement in equity losses is primarily due to revenue growth and favorable foreign currency fluctuations at Innova and the absence of losses from Fox Family Worldwide and BSkyB.

After-tax profit before abnormal items increased to $236 million ($0.18 per ADR) for the quarter versus the year-ago result of $127 million ($0.12 per ADR), primarily due to an increase in consolidated operating income and improvements at the Associated Entities.

The weighted average number of ADRs used to calculate earnings per ADR for the quarter was approximately 1,264 million as compared to 1,048 million of a year ago. The increase primarily reflects the issuance of approximately 150 million ADRs in conjunction with the Company's additional Gemstar-TV Guide investment and the issuance of approximately 69 million ADRs related to the Chris-Craft transaction. In addition, the Company issued approximately 30 million ADR equivalents during the quarter to satisfy an outstanding obligation to WorldCom.

The Company reported a net abnormal loss in the quarter of approximately $4.2 billion. This loss primarily reflects a write-down of the Company's carrying value for its Gemstar investment to the market value at quarter end.

FILMED ENTERTAINMENT

The Filmed Entertainment segment reported third quarter operating income of $161 million, compared to $43 million in the same period a year ago. The strong worldwide performance of *Moulin Rouge* and library titles on video and DVD as well as domestic video sales of *Kiss of the Dragon* primarily drove the substantial increase over prior year. Also during the quarter, the Company released the blockbuster *Ice Age*, which had the highest grossing opening weekend in history for a March film release and has amassed $300 million in worldwide box-office to date. While the film was profitable in the quarter, the majority of its earnings will be captured in subsequent periods as marketing costs associated with its March 15th release largely offset its revenues during the quarter. Prior year's results included losses associated with the write-down of *Monkeybone* partially offset by the worldwide theatrical performance of *Cast Away*, the international video release of *X-Men* and strong worldwide library sales.

Twentieth Century Fox Television (TCFTV) grew its third quarter earnings versus a year ago with higher contributions from various syndicated series, most notably *Buffy the Vampire Slayer, King of the Hill* and *The Practice*. These gains were partially offset by increased production costs associated with a greater number of current series as well as an increase in the number of pilots in development for next year. During this broadcast season, the Company solidified its position as the leading supplier of primetime shows to the networks with the addition of hits *Bernie Mac*, FOX's top-rated new show among adults 18-49, and *Reba*, the WB's highest-rated comedy of the season.

TELEVISION

The Television segment reported operating income of $114 million versus pro forma operating income of $111 million in the same period a year ago. 30% pro forma growth at the television station group and positive contributions from STAR were largely offset by lower results at the Fox Broadcasting Company (FBC).

Operating income at Fox Television Stations (FTS) grew $36 million versus the pro forma results from a year ago. FTS benefited from FBC's broadcast of Super Bowl XXXVI as well as from the strong performance of local news and syndicated product, particularly *Seinfeld* and *King of the Hill*. Additionally, the Company's decision to replace the Fox Kids programming block with stronger first run product facilitated year on year growth. As a result of these improvements, FTS was able to expand the market share of its Fox affiliated stations to 19.9%, the fifth quarter in a row market share has grown compared to prior year.

At the Fox Broadcasting Company, lower primetime ratings in addition to higher programming costs on returning series decreased operating results compared with prior year. Despite the ratings weakness, FBC maintained its position as the #2 network among adults 18-49 for both the February sweeps period and the broadcast season to date.

STAR, bolstered by a 16% increase in revenues versus prior year, generated positive operating results during the quarter compared to an operating loss a year ago. The revenue gains were primarily the result of continued advertising and subscription revenue growth, particularly at STAR Plus in India. STAR Plus has maintained its leadership position as the number one cable channel in the region and continues to broadcast, on average, 15 of the top 20 Hindi programs. Partially offsetting STAR's revenue gains were increased channel costs as STAR continues to expand its local language channel offerings.

CABLE NETWORK PROGRAMMING

Cable Network Programming, comprising the Fox News Channel, Fox Sports Networks (including the Regional Sports Networks (RSNs), the FX Channel and Speed Channel), the Los Angeles Dodgers and other cable-related businesses, reported third quarter operating income of $73 million, more than triple last year's results. This success reflected higher contributions across all of the Company's cable television channels.

The Fox News Channel (FNC) reported operating income growth of $18 million in the third quarter primarily due to significant increases in both affiliate and advertising revenues. Affiliate revenues were driven by the addition of 15 million subscribers in the past year, while ad sales, which increased by 78%, were bolstered by both ratings and viewership growth. For the first time, FNC was the most watched cable news network for an entire quarter, despite being in nearly seven million fewer homes than CNN. In the third quarter, FNC's viewership grew 113% on a 24-hour basis and 81% in primetime compared to the same quarter a year ago.

Fox Sports Networks reported operating profit improvement of 66% during the quarter, primarily from double-digit revenue growth at the RSNs, the result of higher affiliate pricing and additional DTH subscribers, as well as the inclusion of earnings from Speed Channel. FX also contributed to Fox Sports Networks' operating growth during the quarter with increases in both advertising and affiliate revenues as a result of higher ratings and the addition of 16 million subscribers over the past year. These revenue gains at FX were partially offset by increased programming costs for syndicated and original programming as well as higher marketing expenses related to the hit original series *The Shield*, whose March premiere was the highest rated debut of any scripted cable series in history.

MAGAZINES AND INSERTS

The Magazines and Inserts segment reported operating income of $72 million during the third quarter, up more than 7% from a year ago. Higher contributions from the In-Store division reflect both increased revenues and lower operating costs. Operating profit at Free Standing Inserts was similar to a year ago with cost reductions offsetting revenue declines.

NEWSPAPERS

The Newspaper segment reported operating income of $126 million, 6% below a year ago. Cost savings initiatives and circulation revenue growth in the Company's major newspaper markets were more than offset by the continued weakness of the advertising environment.

The UK newspaper group reported operating income in line with the third quarter a year ago in local currency terms. Higher circulation revenues across all titles and a reduction in production costs, primarily from newsprint savings, were more than offset by a 16% decline in advertising revenue. The advertising weakness was principally the result of lower volumes and yields across all major advertising categories.

The Australian newspaper group posted a 7% decline in operating profit for the quarter in local currency terms as circulation revenue gains of 3% were more than offset by a 4% decline in advertising revenues. The soft employment market together with a decline in advertising from national advertisers more than offset stronger retail and real estate advertising.

BOOK PUBLISHING

HarperCollins reported operating income of $22 million, 83% above last year's third quarter. The increases were driven by a string of best sellers around the world, as well as lower than usual holiday returns. During the quarter, HarperCollins had 36 books on The New York Times bestseller list including eight titles in Lemony Snicket's phenomenally successful Series of Unfortunate Events. HarperCollins UK had 23 titles on the Sunday Times bestseller list, highlighted by all three titles in the Lord of the Rings trilogy by J.R.R. Tolkien and the blockbuster biography of Billy Connolly.

---

(1) *Fiscal 2001 pro forma results include the consolidation of television stations acquired as a result of the Chris Craft transaction as if they were owned effective July 31, 2000.*

ASSOCIATED ENTITIES

Associated Entities reported an equity loss of $12 million in the third quarter compared to a loss of $47 million a year ago. This improvement in equity losses is primarily due to revenue growth and favorable foreign currency fluctuations at Innova and the absence of losses from Fox Family Worldwide and BSkyB.

The Company's share of Associated Entities earnings (losses) is as follows:

	% Owned	3 Months Ended March 31, 2002	3 Months Ended March 31, 2001 [a]	9 Months Ended March 31, 2002	9 Months Ended March 31, 2001 [a]
		US $ Millions		US $ Millions	
Platforms:					
BSkyB	36.3% [b]	$ - [c]	$ (12)	$ (27)	$ (42)
FOXTEL – Australia	25.0%	(2)	(1)	(6)	(5)
Sky Latin America:					
NetSat – Brazil	36.0%	(8)	(8)	(21)	(41)
Innova - Mexico	30.0%	(1)	(11)	(20)	(32)
Other	Various	(9)	(9)	(31)	(26)
Channels:					
Fox Sports Domestic Cable Networks	Various	(5)	(8)	(1)	21
STAR Associates:					
ESPN STAR Sports	50.0%	-	(3)	(4)	(11)
Other STAR	Various [d]	(3)	-	(5)	5
Other Associates	Various [e]	16	5	47	42
Total Associated Entities' Earnings (Losses)		$ (12)	$ (47)	$ (68)	$ (89)

Further details on the Associated Entities follow.

---

[a] *The fiscal 2001 presentation has been reclassified to conform to the fiscal 2002 presentation, which now reflects associate financial results after tax.*

[b] *For the nine months ended March 31, 2001, News' share of BSkyB was 37.1%.*

[c] *The Company's investment basis in BSkyB has been negative since December 31, 2001. Accordingly, the Company's share of BSkyB's profits will not be recognized until the investment basis is once again positive. The Company's reportable share of BSkyB's results for the three months ended March 31, 2002 would have been $7 million.*

[d] *Primarily comprised of Phoenix Satellite Television, Taiwan Cable Group, and Hathway Cable.*

[e] *Primarily comprised of Gemstar-TV Guide International, Independent Newspapers Limited, Queensland Press, National Geographic, Fox Family Worldwide (until it was sold in October 2001), and Fox Sports International (until the remaining interest was purchased and consolidated in December 2001).*

BSkyB (in STG) – United Kingdom	3 Months Ended March 31, 2002	3 Months Ended March 31, 2001 [(a)*]	9 Months Ended March 31, 2002	9 Months Ended March 31, 2001 [(a)*]
	Millions (except subs.)		Millions (except subs.)	
Revenues	£ 707	£ 585	£ 2,028	£ 1,671
EBITDA before exceptional items	79	64	190	140
Net loss before exceptional items	£ (29)	£ (90)	£ (254)	£ (258)
AGAAP Adjustments (in US$)[(1)]	$ 23	$ 37	$ 113	$ 99
News' 36/37% share (in US$)	$ 7	$ (12)	$ (20)	$ (42)
Investment Basis Adjustment [(c)]	(7)	-	(7)	-
News' reportable share (in US$)	$ -	$ (12)	$ (27)	$ (42)
Net Debt			£ 1,693	£ 1,561
Ending Subscribers**			10,098,000	9,891,000
DTH Subscribers			5,887,000	5,303,000

* Does not reflect BSkyB's FRS 19 restatement in 2001
** Ending subscribers as of March 31, 2002 exclude ITV Digital subscribers

BSkyB's revenue for the quarter increased 21% principally driven by an 11% increase in the number of DTH subscribers and an 11% increase in core ARPU and higher interactive revenues. EBITDA increased 23% reflecting higher revenues partially offset by increased programming costs resulting from the Premier League contract and subscriber growth, as well as operating expenses associated with interactive services. The exclusion of KirchPayTV losses contributed to the reduction in net loss before exceptional items.

FOXTEL (in A$) – Australia	3 Months Ended March 31, 2002	3 Months Ended March 31, 2001 [(a)]	9 Months Ended March 31, 2002	9 Months Ended March 31, 2001 [(a)]
	Millions (except subs.)		Millions (except subs.)	
Revenues	A$ 136	A$ 118	A$ 387	A$ 337
EBITDA	(10)	(6)	(31)	(34)
Net loss	A$ (16)	A$ (9)	A$ (46)	A$ (37)
News' 25% Reportable Share (in US$)	$ (2)	$ (1)	$ (6)	$ (5)
Ending Subscribers			793,000	724,000

FOXTEL's revenues for the quarter increased 15% principally due to a 10% increase in subscribers compared to a year ago. EBITDA losses for the quarter increased $4 million due to an increase in programming costs primarily resulting from the weak Australian Dollar and the costs associated with the launch of the FOX Footy Channel, partially offset by the increased revenues and a decrease in subscriber acquisition costs. FOXTEL now has 793,000 subscribers, 38% of whom are satellite subscribers.

Net Sat (in US$) – Brazil	3 Months Ended March 31, 2002	3 Months Ended March 31, 2001 [a]	9 Months Ended March 31, 2002	9 Months Ended March 31, 2001 [a]
	Millions (except subs.)		Millions (except subs.)	
Revenues (in local currency)	*R$ 143*	*R$ 119*	*R$ 431*	*R$ 342*
Revenues	$ 60	$ 59	$ 173	$ 178
EBITDA	(4)	(5)	(6)	(52)
Net income/(loss)	(24)	(23)	(59)	(114)
News' 36% Reportable Share (in US$)	$ (8)	$ (8)	$ (21)	$ (41)
Net Debt (excluding capitalized leases)			$ 211	$ 219
Ending Subscribers			710,000	671,000

Net Sat's revenues, which grew 20% in local currency terms as its subscriber base increased 6% over the prior year, were flat on a reported basis as the Real weakened versus the US dollar. EBITDA was also even with a year ago as higher costs associated with the expansion of the subscriber base were offset by a reduction in subsidy costs and lower marketing spending.

Innova in (US$) – Mexico	3 Months Ended March 31, 2002	3 Months Ended March 31, 2001 [a]	9 Months Ended March 31, 2002	9 Months Ended March 31, 2001 [a]
	Millions (except subs.)		Millions (except subs.)	
Revenues (in local currency)	Ps 845	Ps 677	Ps 2,467	Ps 1,879
Revenues	$ 93	$ 71	$ 269	$ 197
EBITDA	22	(8)	47	(23)
Net income (loss)	$ (5)	$ (37)	$ (68)	$ (107)
News' 30% Reportable Share (in US$)	$ (1)	$ (11)	$ (20)	$ (32)
Net Debt (excluding capitalized leases)			$ 369	$ 351
Ending Subscribers			701,000	645,000

Innova's EBITDA reflects a 25% increase in local currency revenues primarily due to subscriber growth of 9% over the prior-year. Additionally, the strengthening of the Mexican Peso on US dollar denominated liabilities favorably impacted Innova's net results for the quarter.

Fox Sports Domestic Cable Networks* (in US$):

	3 Months Ended March 31,		9 Months Ended March 31,	
	2002	2001 [a]	2002	2001 [a]
	Millions (except subs.)		Millions (except subs.)	
Net income (loss)	$ (11)	$ (23)	$ (35)	$ (21)
AGAAP Adjustments [1]	6	15	34	42
News' Reportable Share*	$ (5)	$ (8)	$ (1)	$ 21
Ending subscribers			41,631,000	93,515,000

At the domestic associates, improved operating results for the quarter reflect the absence of equity losses as a result of the sale of interests in Home Team Sports and Outdoor Life as well as the consolidation of Speed Channel in the current year.

**Various TNCL associated interests ranging from 20 percent to 50 percent, primarily comprising Regional Programming Partners (including Madison Square Garden), Sunshine Network (until January 2002), Home Team Sports (until February 2001), Fox Sports Bay Area, Fox Sports Chicago, National Sports Partnership and National Advertising Partnership, as well as Speed Channel and Outdoor Life Network (until July 2001).*

ESPN STAR Sports (in US$) – Asia

	3 Months Ended March 31,		9 Months Ended March 31,	
	2002	2001 [a]	2002	2001 [a]
	Millions (except subs.)		Millions (except subs.)	
Revenues	$ 30	$ 20	$ 92	$ 67
EBITDA	3	(3)	-	(15)
Net Loss	$ 1	$ (5)	$ (7)	$ (21)
News' 50% Reportable Share (in US$)	$ -	$ (3)	$ (4)	$ (11)
Viewership			136,996,000	113,887,000

Operating results for the quarter reflect increased subscription revenues principally due to subscriber growth in India and revenues from the English Premier League events. EBITDA improved $6 million as a result of the increase in revenues, partially offset by higher programming and production costs associated with the acquisition of exclusive soccer rights to the English Premier League. Overall viewership at ESPN STAR Sports increased 20% to approximately 137 million.

Other

In addition, the Company has investments in several start-up Associated Entities. News' reportable share of the capitalized start-up losses from these ventures, primarily in Italy, was approximately US$37 million for the quarter. Costs incurred in the development of major new activities are capitalized until the operations commence on a commercial basis.

Foreign Exchange Rates

Average foreign exchange rates used in the year-to-date profit results are as follows:

	9 Months Ended March 31,	
	2002	2001
Australian Dollar/U.S Dollar	0.51	0.55
U.K. Pounds Sterling/U.S. Dollar	1.44	1.47

[1] *Principally reflects adjustments for reporting under Australian Generally Accepted Accounting Principles ("AGAAP") relating to capitalized losses from start-up businesses and identifiable intangible amortization.*

To receive a copy of this press release through the Internet, access News Corp's corporate Web site located at http://www.newscorp.com

Audio from News Corp's meeting with analysts on the third-quarter results can be heard live on the Internet at 8:30 a.m. Eastern Standard Time today. To listen to the call, visit http://www.newscorp.com

Cautionary Statement Concerning Forward-Looking Statements

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The "forward-looking statements" included in this document are made only as of the date of this document and we do not have any obligation to publicly update any "forward-looking statements" to reflect subsequent events or circumstances, except as required by law.

CONTACTS:
Reed Nolte, Investor Relations
212-852-7092

Andrew Butcher, Press Inquiries
212-852-7070

PROFIT & LOSS STATEMENT

	Note	3 Months Ended March 31, 2002	3 Months Ended March 31, 2001	9 Months Ended March 31, 2002	9 Months Ended March 31, 2001
		US$ Millions (except per ADR data)		US$ Millions (except per ADR data)	
Operating revenue	1	$ 3,845	$ 3,270	$11,366	$10,360
Operating income	1	549	356	1,403	1,308
Other expense					
Associated entities		(12)	(47)	(68)	(89)
Interest expense (net)		(124)	(129)	(394)	(385)
Dividends on exchangeable preferred securities		(13)	(12)	(37)	(35)
Operating profit before income tax expense and abnormal items		400	168	904	799
Income tax expense		125	29	271	182
Operating profit after income tax before abnormal items		275	139	633	617
Outside equity interests in operating profit before abnormal items		39	12	111	71
Operating profit after outside equity interests, before abnormal items		236	127	522	546
Abnormal items (net)		(4,226)	(16)	(5,045)	(726)
Operating profit (loss) after income tax and abnormal items		$ (3,990)	$ 111	$ (4,523)	$ (180)
Earnings per ADR					
Operating profit after outside equity interests, before abnormal items		$ 0.18	$ 0.12	$ 0.41	$ 0.52
Abnormal items (net)		(3.34)	(0.02)	(4.10)	(0.72)
Operating profit (loss) after income tax and abnormal items		$ (3.16)	$ 0.10	$ (3.69)	$ (0.20)

BALANCE SHEET

	March 31, 2002	June 30, 2001
ASSETS	US$ Millions	
Current Assets		
Cash	$ 3,107	$ 2,842
Receivables	3,627	3,382
Inventories	1,391	1,649
Other	346	312
Total Current Assets	8,471	8,185
Non-Current Assets		
Receivables	514	386
Investments	6,524	11,717
Inventories	2,591	2,641
Property, plant and equipment	3,643	3,598
Publishing rights, titles and television licenses	19,710	15,715
Goodwill	237	263
Other	387	494
Total Non-Current Assets	33,606	34,814
Total Assets	$ 42,077	$ 42,999
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Borrowings	$ 70	$ 32
Creditors	4,930	4,442
Provisions	695	473
Total Current Liabilities	5,695	4,947
Non-Current Liabilities		
Borrowings	8,578	9,485
Creditors	2,507	2,260
Provisions	902	363
Total Non-Current Liabilities	11,987	12,108
Exchangeable preferred securities	953	1,856
Total liabilities including exchangeable preferred securities	18,635	18,911
Shareholders' Equity		
Share capital	16,840	12,905
Reserves	293	1,071
Retained profits	3,605	7,554
Shareholders' equity attributable to members of the parent entity	20,738	21,530
Outside equity interests in controlled entities	2,704	2,558
Total Shareholders' Equity	23,442	24,088
Total Liabilities and Shareholders' Equity	$ 42,077	$ 42,999

CASH FLOW STATEMENT

	9 Months Ended March 31, 2002	9 Months Ended March 31, 2001
	US$ Millions	
Operating Activity		
Operating loss after income tax and abnormals	$ (4,523)	$ (180)
Adjustment for non-cash and non-operating activities:		
Equity earnings, net	98	94
Depreciation and amortization	291	274
Provisions and other	132	60
Abnormal items (net)	5,045	726
Change in assets and liabilities:		
Receivables	(301)	(472)
Inventories	(10)	(536)
Payables	367	397
Cash provided by operating activity	1,099	363
Investing and other activity		
Property, plant and equipment	(215)	(427)
Investments	(1,743)	(1,003)
Proceeds from sale of non-current assets	2,356	626
Cash provided by (used in) investing activity	398	(804)
Financing activity		
Repayment of debt, net	(1,222)	743
Issuance of shares and preferred securities	65	23
Repurchase of preferred shares, net	-	(45)
Dividends paid	(96)	(60)
Leasing and other finance costs	(1)	(1)
Cash (used in) provided by financing activity	(1,254)	660
Net increase in cash	243	219
Opening cash balance	2,842	2,778
Exchange movement on opening balance	22	(104)
Closing cash balance	$ 3,107	$ 2,893

Note 1 – SEGMENT DATA

	3 Months Ended March 31, 2002	3 Months Ended March 31, 2001	9 Months Ended March 31, 2002	9 Months Ended March 31, 2001
BY GEOGRAPHIC AREAS	US$ Millions		US$ Millions	
Revenues				
United States	$ 2,962	$ 2,396	$ 8,714	$ 7,709
United Kingdom	584	583	1,729	1,719
Australasia	299	291	923	932
	$ 3,845	$ 3,270	$11,366	$10,360
Operating Income				
United States	$ 388	$ 215	$ 1,012	$ 908
United Kingdom	127	116	313	325
Australasia	34	25	78	75
	$ 549	$ 356	$ 1,403	$ 1,308
BY INDUSTRY SEGMENT				
Revenues				
Filmed Entertainment	$ 1,057	$ 877	$ 3,113	$ 2,708
Television	1,073	818	3,203	2,785
Cable Network Programming	465	339	1,305	1,018
Magazines and Inserts	241	249	635	691
Newspapers	606	639	1,787	1,897
Book Publishing	242	210	844	814
Other	161	138	479	447
	$ 3,845	$ 3,270	$11,366	$10,360
Operating Income				
Filmed Entertainment	$ 161	$ 43	$ 398	$ 268
Television	114	99	279	358
Cable Network Programming	73	24	165	107
Magazines and Inserts	72	67	171	172
Newspapers	126	134	313	367
Book Publishing	22	12	105	102
Other	(19)	(23)	(28)	(66)
	$ 549	$ 356	$ 1,403	$ 1,308

EXHIBIT C

FOX ENTERTAINMENT GROUP

EARNINGS RELEASE FOR THE QUARTER ENDED MARCH 31, 2002

FOX REPORTS THIRD QUARTER EBITDA GROWTH OF 79%

REVENUES INCREASE 28%

QUARTER HIGHLIGHTS

- Filmed Entertainment reports record EBITDA growth on strength of home entertainment sales.
- Explosive subscriber and ratings growth at Fox News and FX plus higher affiliate rates at Fox Sports Net more than double EBITDA at the Cable Network Programming segment.
- Overall Television businesses EBITDA up 4% despite losses from lower ratings at the FOX broadcast network. Television stations EBITDA up 42% as market share expands by 6% over a year ago.

NEW YORK, N.Y., May 14, 2002 – The Fox Entertainment Group (NYSE: FOX) today reported third quarter consolidated revenues of $2.5 billion, a $545 million increase over the $1.9 billion in prior year and operating profit before depreciation and amortization (EBITDA) of $391 million, a $173 million increase over the $218 million reported a year ago.

Consolidated EBITDA(1)	**3 Months Ended March 31,**		**9 Months Ended, March 31,**	
	2002	**2001**	**2002**	**2001**
	US $ Millions		**US $ Millions**	
Filmed Entertainment	$ 180	$ 60	$ 452	$ 328
Television Stations	173	122	561	523
Television Broadcast Network	(45)	1	(208)	(90)
Cable Network Programming	83	35	199	141
	$ 391	$ 218	$ 1,004	$ 902
Provision For Sports Contracts	-	-	(909)	-
Consolidated EBITDA	$ 391	$ 218	$ 95	$ 902

The Company achieved pro-forma(2) revenue and EBITDA growth of 21% and 69%, respectively, over the corresponding quarter a year ago. These outstanding results were driven by double-digit increases across most of the operating segments with particular strength in the Filmed Entertainment and Cable Network Programming segments.

Included in this period's results is the consolidation of the television stations acquired as a result of the Chris-Craft transaction which was completed July 31, 2001. On a pro forma basis the Television Stations would have reported EBITDA of $136 million for the three months and $592 million for the nine months ended March 31, 2001 if the Chris Craft results were included for the comparative periods a year ago. In addition, as of the beginning of the fiscal year the Other Television segment, which was previously reported separately and primarily included businesses related to the sale and production of syndicated television series, is now included as part of Filmed Entertainment. Prior year reported results have been reclassified accordingly.

During the quarter the Company, as required, adopted EITF No. 01-09 "Accounting for the Consideration Given by a Vendor to a Customer or a Reseller of the Vendors' Products" and as a result has reclassified the amortization of cable distribution investments against revenue. Previously the amortization of these investments had been included in depreciation and amortization. All comparative periods have been reclassified accordingly and this reclassification has no effect on operating income, EBITDA or net income.

Commenting on the results, Chairman and Chief Executive Officer Rupert Murdoch said:

> "We are extremely pleased with the robust growth achieved this quarter across all our key operating segments. Our film sector tripled the prior year's EBITDA, building on its positive momentum with exceptional DVD and video sales as well as the record-breaking release of *Ice Age*. Our cable businesses continued to thrive in their leadership positions with substantial revenue, EBITDA and subscriber increases – capped by the full-quarter ratings supremacy of Fox News Channel. And our FOX television stations grew both their market share and pro forma revenues. The success of our core businesses, combined with the ongoing effectiveness of our cost cutting measures puts the Company in an excellent position to build on our growing strengths."

Losses in equity affiliates for the quarter improved $26 million versus a year ago principally from better results at Fox Sports Domestic Cable Networks and the absence of losses associated with Fox Family Worldwide since its sale in October. The improvement at Fox Sports Domestic Cable Networks resulted from the exclusion of losses from Home Teams Sports and Outdoor Life and from the elimination of losses at Speed Channel, which has been consolidated since July.

Net income for the quarter improved to $108 million ($0.13 per share) as compared to the net loss of $9 million ($0.01 loss per share) a year ago, primarily due to an increase in consolidated operating income and improvements in equity earnings and interest expense. The weighted average number of shares used to calculate earnings per share for the quarter was approximately 850 million as compared to 724 million of a year ago. The increase reflects the issuance of approximately 122 million shares in conjunction with the Chris-Craft acquisition and the issuance of approximately four million shares for the acquisition of the remaining 50% interest in Fox Sports International.

FILMED ENTERTAINMENT

The Filmed Entertainment segment reported third quarter EBITDA of $180 million, compared to $60 million in the same period a year ago. The strong worldwide performance of *Moulin Rouge* and library titles on video and DVD as well as domestic video sales of *Kiss of the Dragon* primarily drove the substantial increase over prior year. Also during the quarter, the Company released the blockbuster *Ice Age*, which had the highest grossing opening weekend in history for a March film release and has amassed $300 million in worldwide box-office to date. While the film was profitable in the quarter, the majority of its earnings will be captured in subsequent periods as marketing costs associated with its March 15th release largely offset its revenues during the quarter. Prior year's results included losses associated with the write-down of *Monkeybone* partially offset by the worldwide theatrical performance of *Cast Away*, the international video release of *X-Men* and strong worldwide library sales.

Twentieth Century Fox Television (TCFTV) grew its third quarter earnings versus a year ago with higher contributions from various syndicated series, most notably *Buffy the Vampire Slayer, King of the Hill* and *The Practice*. These gains were partially offset by increased production costs associated with a greater number of current series as well as an increase in the number of pilots in development for next year. During this broadcast season, the Company solidified its position as the leading supplier of primetime shows to the networks with the addition of hits *Bernie Mac*, FOX's top-rated new show among adults 18-49, and *Reba*, the WB's highest-rated comedy of the season.

TELEVISION STATIONS

At the Fox Television Stations (FTS) EBITDA grew $37 million versus the pro forma results from a year ago. FTS benefited from FBC's broadcast of Super Bowl XXXVI as well as from the strong performance of local news and syndicated product, particularly *Seinfeld* and *King of the Hill*. Additionally, the Company's decision to replace the Fox Kids programming block with stronger first run product facilitated year on year growth. As a result of these improvements, FTS was able to expand the market share of its Fox affiliated stations to 19.9%, the fifth quarter in a row market share has grown compared to prior year.

TELEVISION BROADCAST NETWORK

At the Fox Broadcasting Company, lower primetime ratings in addition to higher programming costs on returning series decreased operating results compared with prior year. Despite the ratings weakness, FBC maintained its position as the #2 network among adults 18-49 for both the February sweeps period and the broadcast season to date.

CABLE NETWORK PROGRAMMING

Cable Network Programming, comprising the Fox News Channel, Fox Sports Networks (including the Regional Sports Networks (RSNs), the FX Channel and Speed Channel), the Los Angeles Dodgers and other cable-related businesses, reported third quarter EBITDA of $83 million, more than double last year's results. This success reflected higher contributions across all of the Company's cable television channels.

The Fox News Channel (FNC) reported EBITDA growth of $16 million in the third quarter primarily due to significant increases in both affiliate and advertising revenues. Affiliate revenues were driven by the addition of 15 million subscribers in the past year, while ad sales, which increased by 78%, were bolstered by both ratings and viewership growth. For the first time, FNC was the most watched cable news network for an entire quarter, despite being in nearly seven million fewer homes than CNN. In the third quarter, FNC's viewership grew 113% on a 24-hour basis and 81% in primetime compared to the same quarter a year ago.

Fox Sports Networks reported EBITDA improvement of 58% during the quarter, primarily from double-digit revenue growth at the RSNs, the result of higher affiliate pricing and additional DTH subscribers, well as the inclusion of earnings from Speed Channel. FX also contributed to Fox Sports Networks' operating growth during the quarter with increases in both advertising and affiliate revenues as a result of higher ratings and the addition of 16 million subscribers over the past year. These revenue gains at FX were partially offset by increased programming costs for syndicated and original programming as well as higher marketing expenses related to the hit original series *The Shield*, whose March premiere was the highest rated debut of any scripted cable series in history.

---

(1) Operating Income Before Depreciation and Amortization is defined as operating income (loss) plus depreciation and amortization and amortization of cable distribution investments. Depreciation and amortization expense includes the amortization of acquired intangible assets. Amortization of cable distribution investments represents a reduction against revenues over the term of a carriage arrangement and as such it is excluded from Operating Income Before Depreciation and Amortization.

(2) Fiscal 2001 pro forma results include the consolidation of television stations acquired as a result of the Chris Craft transaction as if they were owned effective July 31, 2000.

To receive a copy of this press release through the Internet, access Fox's corporate Web site located at http://www.fox.com

Audio from Fox's meeting with analysts on the third-quarter results can be heard live on the Internet at 8:30 a.m. Eastern Standard Time today. To listen to the call, visit http://www.fox.com

Cautionary Statement Concerning Forward-Looking Statements

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The "forward-looking statements" included in this document are made only as of the date of this document and we do not have any obligation to publicly update any "forward-looking statements" to reflect subsequent events or circumstances, except as required by law.

CONTACTS:
Reed Nolte, Investor Relations
212-852-7092

Andrew Butcher, Press Inquiries
212-852-7070

CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for per share amounts)

	3 Months Ended March 31, 2002	3 Months Ended March 31, 2001	9 Months Ended, March 31, 2002	9 Months Ended, March 31, 2001
	(Unaudited)		(Unaudited)	
Revenues, net	$ 2,488	$ 1,943	$ 7,294	$ 6,231
Expenses:				
Operating	1,815	1,483	5,453	4,595
Selling, general and administrative	312	264	921	798
Depreciation and amortization	99	96	302	291
Provision for sports contracts	-	-	909	-
Operating income (loss)	262	100	(291)	547
Other income (expense):				
Interest expense, net	(54)	(92)	(192)	(274)
Equity in earnings (losses) of affiliates	(26)	(52)	(135)	(69)
Minority interest	(7)	(1)	(29)	(3)
Other items, net	-	40	1,585	(103)
Income (loss) before income taxes	175	(5)	938	98
Income tax expense on stand-alone basis	(67)	(4)	(371)	(66)
Income (loss) before cumulative effect of accounting change	108	(9)	567	32
Cumulative effect of accounting change, net	-	-	(26)	(494)
Net income (loss)	$ 108	$ (9)	$ 541	$ (462)
Basic and diluted earnings (loss) per share before cumulative effect of accounting change	$ 0.13	$ (0.01)	$ 0.68	$ 0.04
Basic and diluted cumulative effect of accounting change, net loss per share	-	-	(0.03)	(0.68)
Basic and diluted earnings (loss) per share	$ 0.13	$ (0.01)	$ 0.65	$ (0.64)
Basic and diluted weighted average number of common equivalent shares outstanding	850	724	835	724

SEGMENT INFORMATION
(in millions)

	3 Months Ended March 31, 2002	3 Months Ended March 31, 2001	9 Months Ended, March 31, 2002	9 Months Ended, March 31, 2001
	(Unaudited)		(Unaudited)	
Revenues, net				
Filmed Entertainment	$ 1,065	$ 880	$ 3,121	$ 2,717
Television Stations	435	320	1,357	1,146
Television Broadcast Network	553	426	1,595	1,414
Cable Network Programming	435	317	1,221	954
Total Revenues, net (1)	$ 2,488	$ 1,943	$ 7,294	$ 6,231
EBITDA				
Filmed Entertainment	$ 180	$ 60	$ 452	$ 328
Television Stations	173	122	561	523
Television Broadcast Network	(45)	1	(208)	(90)
Cable Network Programming	83	35	199	141
	$ 391	$ 218	$ 1,004	$ 902
Provision For Sports Contracts	-	-	(909)	-
Total EBITDA	$ 391	$ 218	$ 95	$ 902
Operating Income				
Filmed Entertainment	$ 164	$ 45	$ 408	$ 281
Television Stations	125	76	409	385
Television Broadcast Network	(50)	(3)	(223)	(104)
Cable Network Programming	23	(18)	24	(15)
	$ 262	$ 100	$ 618	$ 547
Provision For Sports Contracts	-	-	(909)	-
Total Operating Income	$ 262	$ 100	$ (291)	$ 547

(1) In January 2002, the company adopted EITF No. 01-09 "Accounting for the Consideration Given by a Vendor to a Customer or a Reseller of the Vendors' Products" and as a result has reclassified the amortization of cable distribution investments against revenue as detailed in the following table:

	3 Months Ended March 31, 2002	3 Months Ended March 31, 2001	9 Months Ended, March 31, 2002	9 Months Ended, March 31, 2001
	(Unaudited)		(Unaudited)	
Revenues	$ 2,518	$ 1,965	$ 7,378	$ 6,295
Amortization of cable distribution investments	(30)	(22)	(84)	(64)
Revenues, net	$ 2,488	$ 1,943	$ 7,294	$ 6,231